Mail Stop 3561
								January 31, 2006
Mr. Michael E. McCreery
Chief Financial Officer
Stage Stores, Inc.
200 N. Milwaukee Ave.
Vernon Hills, IL



      Re:	Stage Stores, Inc.
Form 10-K for the Fiscal Year Ended January 29, 2005
		File No. 001-14035



Dear Mr. McCreery:

      We have reviewed your filing and have the following comment. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your disclosures in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Controls and Procedures, page 27

Disclosure Controls and Procedures, page 27

1. We note your statement that the chief executive officer and chief
financial officer have concluded that your "disclosure controls
and
procedures as they related to the Company`s lease accounting practices were not effective at January 29, 2005." We further note your statement that "management determined that the Company`s system
of internal control over financial reporting was not effective as of
January 29, 2005 as it related to the Company`s lease accounting procedures." Given the material weakness noted, we remain unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures and
internal
controls over financial reporting were effective at January 29,
2005
since it appears that your conclusions apply only to lease accounting practices and procedures. Please revise your disclosures to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of both your disclosure controls and procedures and your internal controls over financial reporting.

* * * * *

       Please respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Scott Ruggiero at (202) 551-3331 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.


Sincerely,


William Choi
Branch Chief


Mr. Michael E. McCreery
Stage Stores, Inc.
January 31, 2006
Page 1